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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One):

 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       OR


    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934


            For the transition period from __________ to ___________


                         Commission file number 1-13782


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Motor Coils Manufacturing Company Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.


                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148




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MOTOR COILS MANUFACTURING COMPANY
SAVINGS PLAN

Form 11-K
Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Years Ended December 31, 1999 and 1998



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                        MOTOR COILS MANUFACTURING COMPANY

                           ANNUAL REPORT ON FORM 11-K

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS


                                                                      Page
                                                                      ----

Report of Independent Public Accountants                                1

Statements of Net Assets Available for Plan Benefits,
   December 31, 1999 and 1998                                           2

Statement of Changes in Net Assets Available for Plan Benefits
    for the Years Ended December 31, 1999                               3

Notes to Financial Statements                                           4

Supplemental Schedule:

Item 4i - Schedule of Assets Held for Investment Purposes
    At End of Year, December 31, 1999                              Schedule I

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Motor Coils Manufacturing Company Savings Plan and Participants:


We have audited the accompanying statements of net assets available for benefits with fund information of the Motor Coils Manufacturing Company Savings Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 1999 and for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
   June 23, 2000


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                        MOTOR COILS MANUFACTURING COMPANY

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 and 1998



                                                         1999           1998
                                                         ----           ----
                     ASSETS
INVESTMENTS, at fair value:
   Wabtec Corporation common stock                     $ 42,230       $      -
   MotivePower Industries  common stock                       -         56,022
   Registered investment companies                      678,891        363,641
   Loans to participants                                 40,877         13,101
                                                       --------       --------

         Total investments                              761,998        432,764
                                                       --------       --------

RECEIVABLES:
   Participant                                            2,882          9,967
                                                       --------       --------

         Total receivables                                2,882          9,967
                                                       --------       --------
         Total assets available for benefits           $764,880       $442,731
                                                       ========       ========






         The accompanying notes are an integral part of this statement.


                                       2
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                        MOTOR COILS MANUFACTURING COMPANY

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999



                                                         1999
                                                         ----
                   ADDITIONS

INVESTMENTS INCOME:
   Dividends                                           $ 80,846
   Interest                                               1,225
   Net appreciation in fair
     value of investments                               115,306
                                                       --------
         Total investment income                        197,377
                                                       --------

CONTRIBUTIONS:                                          157,919

         Total additions                               $355,296
                                                       ========
                   DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS                            33,147
                                                       --------
         Total deductions                                33,147
                                                       --------
         Net increase                                   322,149



NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    442,731
                                                       --------

   End of year                                         $764,880
                                                       ========




         The accompanying notes are an integral part of this statement.


                                       4
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                        MOTOR COILS MANUFACTURING COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1. DESCRIPTION OF THE COMPANY AND THE PLAN:

Westinghouse Airbrake Technologies Company and its subsidiaries (collectively, the "Company") is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and re-manufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquified natural gas locomotives; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

Effective November 19, 1999, Westinghouse Airbrake Technologies Corporation ("Wabtec") acquired all of the stock of MotivePower Industries, Inc. ("MotivePower"). MotivePower was the parent company of Motor Coils Manufacturing Company, the previous sponsor of the Plan.

The following description of the Motor Coils Manufacturing Company Savings Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a Committee appointed by the Board of Directors or the Chief Executive Officer of the Company. The Committee, as named fiduciary, has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Committee establishes among other things the funding policy of the Plan. T. Rowe Price Trust Company (the "Trustee") serves as trustee of the Plan. The Trustee is custodian of the Plan's assets and invests all contributions to the Plan as directed by the Committee and/or the Participants. T. Rowe Price Retirement Plan Services, Inc. (the "Record Keeper") serves as recordkeeper of the Plan.

The Plan is composed of eight funds: Westinghouse Airbrake Technologies Corporation Common Stock Fund which invests exclusively in the stock of Westinghouse Airbrake Technologies Corporation; the T. Rowe Price Stable Value Fund, which invests primarily in investment contracts issued by insurance companies and banks; the T. Rowe Price International Stock Fund, which invests in the stock of foreign companies; the T. Rowe Price Science & Technology Fund, which invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management; the T. Rowe Price Spectrum Income Fund, which invests in up to seven T. Rowe Price Funds selecting from a variety of income instruments including: treasuries, GNMAs, and high quality

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bonds, high yield bonds, foreign issues, and dividend paying stocks; the T. Rowe
Price Short-Term Bond Fund, which invests in short-and intermediate-term securities, focusing on high quality treasuries, certificates of deposit, and finance industry bonds; the T. Rowe Price Spectrum Growth Fund, which invests in up to seven T. Rowe Price Funds selecting from domestic and international stocks and money market securities; and a Participant Loan Fund. Participants may transfer balances between funds daily.

Prior to November 19, 1999, the Company Stock Fund held shares of MotivePower. Effective November 19, 1999, the MotivePower shares were converted into shares of common stock of Wabtec, at the exchange rate established by the Merger Agreement (.66 shares of Wabtec stock for each share of MotivePower).

The investments in the Plan are subject to market risk related to the underlying securities. The investments are distributed among various types of securities whose values will fluctuate.

Participation

All employees who have completed one year of Eligibility Service as defined in the Plan document and are covered under the terms of a collective bargaining agreement are participants in the Plan. A Participant may complete an enrollment form whereby the employee authorizes regular salary deferrals for each pay period, which the Company shall then contribute to the Plan. These contributions are excluded from the Participants' taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. A Participant may direct the Company to increase or decrease the percentage of salary deferrals at any time. Such change will take effect on the first day of the next calendar quarter after written notice has been delivered.

Contributions

The Plan provides that a Participant may elect to defer up to the lesser of 15% of salary or the applicable limit established by Internal Revenue Service Code
Section 402(g) ($10,000 for the 1999 calendar year). The Plan also provides that certain limitations may be imposed on Participant contributions in order to comply with statutory requirements.

Withdrawals

Eligible Participants may be permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated Participants may request a lump sum distribution. Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

Investment Elections

Each Participant may direct salary deferral contributions to be invested in one or more of the eight funds described above. A Participant may change such allocation and/or transfer all or a portion of the value of his or her account, in minimum increments of 1% by notifying the Trustee.

Valuation

All of a Participant's salary deferral contributions are credited to his or her account. The value of each of the separate funds is determined on each valuation date (daily). The Record Keeper then determines the value and increases or decreases each Participant's account to reflect his or her proportionate interest in each of the funds. A Participant's interest is represented by shares in each fund. Any cash or stock dividend received on shares of Company stock or any T. Rowe Price fund shall be allocated to Participants' accounts.

Vesting

Participants' contributions are fully vested at all times.

Loans to Participants

The Plan allows for loans to Participants. A Participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from their account balance. Loans are generally repaid over a period not exceeding five years; however, the term of a loan for the purchase of a primary residence may exceed five years. Interest is charged at a rate equivalent to the Prime Rate when the loan is made plus 2%.

Payments of principal and interest are credited to the Participant's account. With the exception for loans initiated in a prior plan, Participants may have only one outstanding loan at any time.

Plan Termination

The Company has the right to terminate or modify the Plan from time to time. In the event that the Plan is terminated, each Participant shall receive a distribution equal to the amount held in his/her account less any expenses properly chargeable against the account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results may differ from those estimates.

Valuation of Investments

The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Loans to participants are valued at cost, which approximates fair value.

Measurement Date

Purchases and sales of securities are recorded on a trade-date basis.

Expenses

The Company has paid all costs and expenses incurred in the administration of the Plan.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standard

The Accounting Standards Executive Committee issued SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, "which eliminates the requirements for a defined contribution plan to disclose participant-directed investment programs. The plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

3. TAX STATUS:

The Plan obtained its latest determination letter on April 3, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. INVESTMENTS EXCEEDING 5% OF NET ASSETS:

The Plan's investments which exceeded 5% of net assets available for benefits are as follows:

                                                         1999          1998
                                                         ----          ----

    Wabtec Common Stock                                $ 42,230      $      -
    Motivepower Common Stock                                  -        56,022
    Loan Fund                                            40,877        13,101
    T. Rowe Price Science & Technology Fund             431,759       163,587
    T. Rowe Price Spectrum Income Fund                   45,423        47,947
    T. Rowe Price Spectrum Growth Fund                  138,746       111,361


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                                                                     Schedule I


                 MOTOR COILS MANUFACTURING COMPANY SAVINGS PLAN
                                Plan Number: 003
                                 EIN: 25-1198246

    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999



                                                 Description of investment including maturity date,
       Identity of issue, borrower, lessor              rate of interest, collateral, par of                   Current
               or similar party                                    maturity value                               Value
       -----------------------------------       --------------------------------------------------            -------
      Common Stock
      ------------
*     Wabtec Corporation                         Wabtec Corporation
                                                 2,379.147 Shares                                             $   42,230
                                                                                                              ----------

      Registered Investment Companies
      -------------------------------
*     T. Rowe Price Trust Company                T. Rowe Price Stable Value Fund
                                                 34,264.940 Shares                                                34,265

*     T. Rowe Price Trust Company                T. Rowe Price International Stock Fund
                                                 534.238 Shares                                                   10,167

*     T. Rowe Price Trust Company                T. Rowe Price Science & Technology Fund
                                                 6,776.946 Shares                                                431,759

*     T. Rowe Price Trust Company                T. Rowe Price Spectrum Income Fund
                                                 4,241.209 Shares                                                 45,423

*     T. Rowe Price Trust Company                T. Rowe Price Short-Term Bond Fund
                                                 4,072.689 Shares                                                 18,531

*     T. Rowe Price Trust Company                T. Rowe Price Spectrum Growth Fund
                                                 7,834.330 Shares                                                138,746

      Loan Fund
      ---------
*     Participant Loans                          Various Loans; 9.5% to 9.75%, due
                                                 12 to 120 months from date of loan                               40,877
                                                                                                              ----------
                                                                                                              $  761,998
                                                                                                              ==========

*Party-In-Interest

                                   SIGNATURE


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Westinghouse Air Brake Technologies Corporation


                               By /s/ Robert J. Brooks
                                 -----------------------
                                     Robert J. Brooks
                                 Chief Financial Officer


June 28, 2000